UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________________

VINEBROOK HOMES TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John Good

President and Chief Executive Officer

300 Crescent Court

Suite 700

Dallas, Texas 75201

(214) 276-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Charles T. Haag Justin S. Reinus Paul Hastings LLP 2001 Ross Ave, Suite 2700 Dallas, Texas 75201 (972) 936-7500	Edward S. Best Willkie Farr & Gallagher LLP 300 North LaSalle Drive Chicago, Illinois 60654 (312) 728-9158

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), to purchase for cash up to $30 million, or 909,090 shares, of the Company’s Class A common stock, par value $0.01 per share (the “Shares”). The Company is offering to purchase the Shares at a price of $33.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, and the maximum number of Shares that will be accepted for payment pursuant to the offer (unless the offer is amended in accordance with applicable law) is 909,090 Shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, to this Tender Offer Statement on Schedule TO. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, to this Tender Offer Statement on Schedule TO, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VineBrook Homes Trust, Inc.

September 4, 2026	By:	/s/ Paul Richards
Name: Paul Richards
Title: Chief Financial Officer, Assistant Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase dated September 4, 2026
99(a)(1)(B)	Letter of Transmittal
99(a)(1)(C)	Letter to Stockholders
99(a)(1)(D)	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(E)	Email to Custodians
99(a)(5)	Press Release
107	Calculation of Filing Fee Table